                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                 SCHEDULE 13D/A
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                            Domain Energy Corporation
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                              (Name of the Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                   257027-10-2
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                                 (CUSIP Number)

                                John H. Pinkerton
                              Lomak Petroleum, Inc.
                       500 Throckmorton Street, Suite 1900
                             Fort Worth, Texas 76102
                                 (817) 870-2601
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 23, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].




                                Page 1 of 6 Pages


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CUSIP No. 257027-10-2                 13D                      Page 2 of 6 Pages



--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Lomak Petroleum, Inc. (34-1312571)

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)
                                                                             (b)

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3        SEC USE ONLY

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4        SOURCE OF FUNDS

         BK, WC

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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                        [  ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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                           7        SOLE VOTING POWER
  NUMBER
    OF                                         438,400
  SHARES                   -----------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER
   OWNED                                    7,820,718
    BY                     -----------------------------------------------------
   EACH
 REPORTING                 9        SOLE DISPOSITIVE POWER
  PERSON
   WITH                                       438,400
                           -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                            7,820,718
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         8,259,118
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12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [  ]
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         54.7%
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14       TYPE OF REPORTING PERSON
         CO
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CUSIP No. 257027-10-2              13D                         Page 3 of 6 Pages



THIS AMENDMENT NO. 2 RELATES TO THE SCHEDULE 13D ORIGINALLY FILED ON BEHALF OF THE REPORTING PERSON WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") ON MAY 22, 1998, AS AMENDED PRIOR TO THE DATE HEREOF. CAPITALIZED TERMS USED BUT NOT DEFINED HEREIN SHALL HAVE THE RESPECTIVE MEANINGS SET FORTH IN SAID SCHEDULE 13D. THE TEXTS OF ITEMS 3 AND 5 OF SAID SCHEDULE 13D ARE HEREBY FURTHER AMENDED AS FOLLOWS:

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Lomak may be deemed to have acquired beneficial ownership of an aggregate of 7,820,718 shares of Domain Common Stock (the "Shares") pursuant to the terms of Voting and Standstill Agreement (the "Voting and Standstill Agreement") dated May 12, 1998, by and between Lomak and First Reserve Fund VII, Limited Partnership, a Delaware limited partnership ("FRLP").

         In addition, on the terms and subject to the conditions set forth in the Stock Purchase Agreement (the "Stock Purchase Agreement") dated May 12, 1998, by and between Lomak and FRLP, Lomak has agreed to acquire, and FRLP has agreed to sell, 3,250,000 shares of Domain Common Stock on July 1, 1998 pursuant to the Stock Purchase Agreement in consideration for $43,875,000 in cash. The consummation of the Merger described below is contingent upon the consummation of the purchase under the Stock Purchase Agreement, but not vice versa.

         Lomak currently intends to fund the acquisition of such shares under the revolving credit facility of that certain $400,000,000 Credit Agreement dated as of February 14, 1997 by and among Lomak, as Borrower, and the several lenders from time to time parties thereto, including Bank One, Texas, N.A. as Administrative Agent, The Chase Manhattan Bank, as Syndication Agent, and NationsBank of Texas, N.A., as Documentation Agent (the "Credit Agreement"). As of June 18, 1998, Lomak had approximately $97 million of available borrowing capacity under the Credit Agreement. The Credit Agreement is filed as Exhibit D hereto, and is incorporated herein by reference.

         Furthermore, on the terms and subject to the condition set forth in the Agreement and Plan of Merger (as amended, the "Merger Agreement") dated May 12, 1998, by and among Lomak, DEC Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of Lomak ("Merger Sub"), and Domain, Lomak will acquire 100% of the remaining equity interest in Domain that is not purchased by Lomak under the Stock Purchase Agreement.

         The descriptions of the Voting and Standstill Agreement, Stock Purchase Agreement and the Merger Agreement set forth in this Item 3 and in Item 4 do not purport to be complete and are qualified in their entirety by reference to the respective agreements, copies of which are attached as Exhibits A, B, and C, respectively. Furthermore, the descriptions of the Voting and Standstill Agreement, Stock Purchase Agreement and the Merger Agreement set forth in Item 4 hereof are incorporated herein by reference.

         On June 5, 1998, Lomak announced that its Board of Directors had approved the purchase from time to time, in open market purchases or negotiated sales, of shares Domain Common Stock or Lomak Common Stock, provided that the aggregate purchase price of such shares may not exceed


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CUSIP No. 257027-10-2              13D                         Page 4 of 6 Pages



$25 million. Purchases of shares pursuant to this purchase program (the "Purchase Program") will be funded with internally generated funds and borrowings under the Credit Agreement. As required by the terms of the confidentiality agreement between Lomak and Domain dated March 31, 1998, the Board of Directors of Domain has consented to the purchase of shares of Domain Common Stock under the Purchase Program.

         On June 10, 1998, Lomak made its first purchases of Domain Common Stock under the Purchase Program. Through June 23, 1998, Lomak had acquired an aggregate of 438,400 shares of Domain Common Stock under the Purchase Program for an aggregate consideration of $5,239,225 (excluding aggregate brokerage commissions of $21,920).

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

         (a) According to Domain's Quarterly Report on Form 10-Q for the period ended March 31, 1998, there were 15,107,719 shares of Domain Common Stock issued and outstanding. Lomak may be deemed to be the beneficial owner of the 8,259,118 Shares, which constitute approximately 54.7% of the total issued and outstanding shares of Domain Common Stock at May 12, 1998.

         (b) Pursuant to the terms of the Voting and Standstill Agreement, Lomak could be deemed to share power to direct the vote of the 7,820,718 Shares subject to such agreement with FRLP and to share power to direct the disposition of such Shares with FRLP. Lomak could also be deemed to share voting and dispositive power with FRLP with respect to the 3,200,000 Shares that are subject to the Stock Purchase Agreement. Lomak has sole voting and dispositive power with respect to the Shares purchased pursuant to the Purchase Program.

         (c) During the past 60 days, except as described above with respect to the Voting and Standstill Agreement and the Stock Purchase Agreement and except for the open market purchases pursuant to the Purchase Program set forth below, Lomak has not acquired beneficial ownership of any other shares of Domain Common Stock. The purchases set forth below were effected in brokerage transactions effected on the open market:



                                                   Price Per
                                                    Share
                                                  (excluding
                             Number of            brokerage
   Trade Date                  Shares            commissions)
---------------           --------------      ------------------
June 10, 1998                150,000                $12.1492
June 11, 1998                 31,600                 11.8619
June 12, 1998                 97,500                 11.8750



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CUSIP No. 257027-10-2               13D                        Page 5 of 6 Pages



June 16, 1998                           1,500                   11.5000
June 17, 1998                          11,500                   11.7500
June 18, 1998                           1,000                   11.7500
June 19, 1998                          15,000                   11.7500
June 22, 1998                          52,800                   11.7500
June 23, 1998                          77,500                   11.9152




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CUSIP No. 257027-10-2                13D                       Page 6 of 6 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           Lomak Petroleum, Inc.

                                                 /s/ John H. Pinkerton
        June 24, 1998                      By:
--------------------------------              ----------------------------------
            Date                           John H. Pinkerton
                                           President and Chief Executive Officer